ROCKWELL DIAMONDS APPOINTS NEW CEO

May 11, 2011, Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell Diamonds" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce the appointment of Mr. James Campbell as President and Chief Executive Officer of the Company with effect from 1 June 2011.

James joins Rockwell Diamonds from Lucara Diamond Corp where he was the Vice President – New Business. Prior to this he was Managing Director of African Diamonds plc (“AFD”), listed on London AIM and the Botswana Stock Exchange, for a period of four years until its acquisition by Lucara in December 2010. During this time he played an instrumental role in the process which led to the award of a Mining License for AK6, Lucara’s flagship diamond project in Botswana.

Prior to joining AFD, James worked at De Beers for over twenty years. His career there culminated in his appointment as General Manager responsible for advanced exploration and resource delivery in the Global Mining and Exploration group.

James holds a degree in Mining & Exploration Geology from the Royal School of Mines (Imperial College, London University) and an MBA with distinction from Durham University. James is a Fellow of the Institute of Mining, Metallurgy & Materials, Chartered Engineer (UK), Chartered Scientist (UK), a Professional Natural Scientist (RSA) and a member of the Institute of Directors of South Africa.

Commenting on his decision to join the Company, James explains that: “Rockwell Diamonds has overcome a number of significant challenges in the last two years, and is on the verge of delivering on its growth potential. It has exciting investment plans to leverage its projects and sustainably ramp up carat production. During the process of evaluating this opportunity, both the projects and the management team made a positive impact on me, resulting in my decision to join the Company.”

“We are delighted to welcome James as the new leader of Rockwell Diamonds. He brings a wealth of experience gained in the diamond sector at this crucial time when Rockwell Diamonds is embarking on further investments to achieve its objective of ramping up monthly production to 10 000 carats within six years,” says David Copeland, Chairman, Rockwell Diamonds. “We are confident that with his knowledge and understanding of the industry he will make a meaningful contribution to unlocking the underlying value of the Company.”

For further information on Rockwell and its operations in South Africa, please contact

Mark Bristow            Non-executive director and acting CEO             +44 778 071 1386

Stéphanie Leclercq             Investor Relations                                       +27 (0)83 307 7587

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.